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                [FleetBoston Financial Corporation Letterhead]





                                November 19, 2001


U.S. Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549


RE:  ADMINISTRATIVE WITHDRAWAL OF FLEET CAPITAL TRUST VI AND
     FLEET CAPITAL TRUST VII FROM REGISTRATION STATEMENT ON FORM S-3 (SEC FILE NOS. 333-72912-03 AND 333-72912-04)


Dear Sir or Madam:

     This Form RW is submitted at the request of Herbert Scholl of the Office of EDGAR Information and Analysis, for the sole purpose of correcting an EDGAR administrative problem: the removal of two non-participating co-registrants from the Form S-3 registration statement filed by FleetBoston Financial Corporation and certain co-registrants on November 7, 2001. The SEC file numbers of the two co-registrants to be removed, Fleet Capital Trust VI and Fleet Capital Trust VII, are as follows: 333-72912-03 and 333-72912-04.

     Should you have any questions, please feel free to call me at 617-434-8118.



                                      Sincerely,

                                      /s/ PAUL A. AUERBACH

                                      Paul A. Auerbach
                                      Group Senior Counsel